UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number: 001-36206

500.com LIMITED

12F, West Side, Block B, Building No. 7

Shenzhen Bay Eco-Technology Park

Nanshan District

Shenzhen, 518115

People’s Republic of China

(86 755) 8633 0000

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

500.com Limited (“the Company”) is filing this Current Report on Form 6-K in compliance with and reliance upon the Securities and Exchange Commission’ Order under Section 36 of the Securities Exchange Act of 1934, as amended, granting Exemptions from Specified Provisions of the Exchange Act and certain Rules thereunder (Release No. 34-88318), dated March 4, 2020 (the “Relief Order”).

Set forth below are, among other things, (i) updates as to the audit of the Company’s financial statements (the “Audit”) as of and for the fiscal year ended December 31, 2019, (ii) reasons for delays in the completion of the Audit and filing of its Annual Report on Form 20-F for the fiscal year ended December 31, 2019, (iii) estimated filing dates of the Annual Report, and (iv) an additional risk factor which the Company expects to include in the Annual Report.

Pursuant to the Relief Order, the Company states the following:

1.	The Company is relying on the Relief Order to delay the filing of its Annual Report on Form 20-F for the fiscal year ended December 31, 2019 (the “Annual Report”) due to circumstances related to COVID-19. Absent the Relief Order, the Annual Report is due to be filed by April 30, 2020.

2.	The Company is unable to file the Annual Report on a timely basis as a result of, among other things, travel restrictions, quarantines and staffing issues due to circumstances related to COVID-19. The Company’s headquarters and operations are located in Shenzhen, China. Following the outbreak of COVID-19, the PRC government introduced temporary travel restrictions and mandatory quarantines aimed at preventing the spread of COVID-19 within China. While some of these restrictions and quarantines have been relaxed in certain areas, the Company has taken pro-active measures to help protect its employees by implementing self-quarantine measures of at least 14 days for employees that have traveled from other regions within China before they are allowed to report to the Company’s offices.

3.	Friedman LLP (“Friedman”), the Company’s independent registered public accounting firm, has not completed its audit of the Company’s financial statements and audit of the Company’s internal control over financial reporting as of December 31, 2019, due to the impact of COVID-19.

4.	On December 31, 2019, the Company announced that its Board of Directors (the “Board”) had formed a Special Investigation Committee (the “SIC”) to internally investigate alleged illegal money transfers and the role played by consultants following the arrest of one consultant (also a former director of the Company’s subsidiary in Japan) and two former consultants by the Tokyo District Public Prosecutors Office. On January 16, 2020, the Company announced that the SIC had retained King & Wood Mallesons LLP (“KWM”) as its legal advisor to assist with its internal investigation. As of the date of this Current Report on Form 6-K, the internal investigation being conducted by KWM is still in progress.

As a result of the foregoing, the Company is unable to timely file the Annual Report by April 30, 2020.

5.	The Company intends to file the Annual Report no later than 45 days after April 30, 2020.

6.	In light of the ongoing COVID-19 pandemic, the Company expects to supplement the Annual Report with the following additional risk factor relating to COVID-19.

Additional Risk Factor

The ongoing COVID-19 pandemic could materially and adversely affect our business, results of operations and financial condition.

Beginning in early 2020, there was an outbreak of a novel strain of coronavirus, later named COVID-19, in China. In March, the World Health Organization declared COVID-19 to be a pandemic. As part of intensified efforts to contain the spread of COVID-19, governments around the world have asked residents to remain at home, to avoid public gatherings, and/or have issued shelter-in-place orders or imposed lockdowns, among other actions. COVID-19 has resulted in temporary closures of many corporate offices, retail stores, and manufacturing facilities and factories. Our business could be adversely impacted by the effects of COVID-19 or other pandemics or epidemics. The Company’s corporate headquarters and operations are located in Shenzhen, China, where any outbreak of contagious diseases and other adverse public health developments could be materially adverse on the Company’s business operations. The Company’s operations could be negatively affected if employees, users and third-party merchants are quarantined as a result of exposure to a contagious illness. If COVID-19 continues to spread, the Chinese government may impose additional measures further restricting travel within and outside of China and also expanding the regions under mandatory quarantine. Similarly, the continued spread of COVID-19 globally could further adversely impact the Company’s operations in Europe and could have an adverse impact on the Company’s business, results of operations and financial condition.

Our results of operations could also be adversely affected to the extent that this pandemic harms the global economy in general. Any economic slowdown worldwide due to COVID-19 may result in a shortage of available credit and insufficient funds for future growth, and we may not be able to raise capital or obtain financing from banks or other financial institutions. If we were unable to obtain financing to meet our needs, our business, operations and prospects and our ability to maintain or increase our revenue may suffer materially. This in turn could have a material and adverse effect on our results of operations and financial condition.

The extent to which COVID-19 impacts our business, results of operations and financial condition will depend on ongoing and future developments, including new information concerning its global severity, new regulations and policies adopted and actions taken in response, all of which are highly uncertain and unpredictable.

Special Note Concerning Forward-Looking Statements

This Current Report on Form 6-K contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based upon the Company’s present intent, beliefs or expectations, including, among others, the Company’s estimates relating to the completion of the Audit and filing of the Annual Report, its ability to sustain its operations without disruptions or delays, but forward-looking statements are not guaranteed to occur and may not occur for various reasons, including some reasons which are beyond the Company’s control. You should not place undue reliance upon the Company’s forward-looking statements. Except as required by law, the Company undertakes no obligation to revise or update any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this Current Report. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

500.com LIMITED

By:	/s/ Zhaofu Tian
Name:	Zhaofu Tian
Title:	Interim CEO

Date: April 29, 2020